SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                    ---       ---

                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                                   CALL NOTICE
                          SPECIAL SHARHOLDERS' MEETING



The shareholders of Tele Nordeste Celular Participacoes S.A. ("Company") are hereby invited to attend the General Shareholders' Meeting of the Company, to be held, at 12:00 p.m., December 20, 2002, on first notice, and, at 12:30 p.m., December 20, 2002, on second notice, this with any number of Shareholders, at the head office of the Company, in the city of Recife, State of Pernambuco, at Av. Conde da Boa Vista, 800, 2nd andar - Boa Vista, to discuss the Company
Bylaw reform, as described on articles below:


----------------------------------------------------------------------------------------------------------------------------
Chapter I - Information on the Company              Sub. I of art. 2nd; 3rd.
----------------------------------------------------------------------------------------------------------------------------
Chapter II - The Capital                            Arts. 6th, sole paragraph; 10, sole paragraph.
----------------------------------------------------------------------------------------------------------------------------
Chapter III - The Shareholders General Meeting      Sub. XI, XII, XIII, XIV, XVI and XVII of art.13; 14; 15, sole paragraph.
----------------------------------------------------------------------------------------------------------------------------
Chapter IV - The Company Management                 Arts.  21, sole  paragraph;  sub.  II, VII, IX, X, XI, XIII and XXIX do art. 22; 23; 24, sole paragraph; 25, sole paragraph; 27, "a"; 29; 30, II.
----------------------------------------------------------------------------------------------------------------------------
Chapter V - Fiscal Council                          Arts. 33,ss.1st; ss.2nd of art. 37; 38.
----------------------------------------------------------------------------------------------------------------------------
Chapter  VI - The  Social  year                     Art. 39,ss.2nd.
and the  Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Apart from the provisions indicated above, others could be modified due to remuneration.


Notices: a) as a sole paragraph of article 15 of the Bylaws, the holders of book-entry shares or shares in custody who wish to attend the Shareholders Meeting, must deposit up to two (02) business days before the respective meeting at the Company's headquarters in addition to their Identity Card and respective proxy/power of attorney, if applicable, evidence/statement issued by the depositary financial institution/trustee; b) the Shareholders' Meeting documents will be at the shareholders' disposal at the Company's headquarters as of this Call publication date.



                           Recife, 14, November, 2002.


                                Elis Bontempelli
                       Chairman of the Board of Directors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    November 20, 2002

                                        By: /s/   WALMIR URBANO KESSELI
                                           -------------------------------------
                                           Name:   Walmir Urbano Kesseli
                                          Title:   Chief Financial Officer